Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Offering Circular: December 19, 2022

May 19, 2023

NV REIT LLC

c/o Neighborhood Ventures, Inc.

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Purchase of Real Estate

The Company has purchased the real estate described below.

Address	407 N Williams St. Mesa, AZ 85203
Description	● Multifamily property
● 20 units
● Currently 95% occupied.
● Rental range: $1,550 to $1,700
Form of Ownership	Fee simple
Purchase Price	$5,000,000
Appraised Value	$5,000,000
Total Project Cost	No expected costs for renovation. Property is stabilized and cash flowing
Seller	Neighborhood Ventures LLC
Proposed Financing (Subject to Change and Satisfaction of Contingencies)	●	$2,807,334.61 first mortgage loan
	●	10 year term
	●	Monthly principal and interest payments are based on an amortization subject to the economic remaining life of the property as determined by the appraisal, minus 5 years and not to exceed a 30 year amortization.
	●	3.81% interest rate
	●	Guarantors: Jamison Manwaring and John Kobierowski
	●	If prepayment is made withing the first five years of the loan term, Borrower shall pay a 1% fee of the outstanding principal balance.
Projected First Year Net Operating Income (Before debt service, fees to sponsor, depreciation, and administrative expenses)	$260,000
Fees to Sponsor from Acquisition	Acquisition Fee $100,000

Changes to Significant Employees

The Company had the following updates to its significant employees:

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Heidi Butler	Operations Associate and Controller	26	At Will	Full Time*
Bart Diehl	Marketing Director	27	At Will	Full Time*

*	Employees are employed by Neighborhood Ventures, Inc., the Manager, rather than by the Company directly.

Dimitry Beaubrun, formally the Controller of the Company, departed the Company on March 31, 2023. Heidi Butler has taken over all the responsibilities of the Controller.

Bart Diehl started with the Company in February of 2023 as the Company’s new Marketing Director.

Business Experience

Prior to joining the Neighborhood Ventures team, Bart used his legal and business expertise, as a business consultant, providing guidance and advice to a range of companies, from startups to established firms on issues pertaining to compliance, marketing, and sustainable growth. In addition to his consulting work, he decided to pursue his own entrepreneurial venture and launched a supplement line for high-quality supplements where he serves as Co-Founder today.

Bart obtained his Bachelor of Arts in Entrepreneurship from North Central College and obtained his Juris Doctorate from Thomas Jefferson School of Law.